UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 22, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media release of UBS AG which appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00
www.ubs.com
22 October 2010
Media release
UBS announces senior management appointments
Zurich/Basel, 22 October 2010 — UBS today announced that the Board of Directors has appointed Philip Lofts as Chief Executive Officer, UBS Group Americas and Maureen Miskovic as Group Chief Risk Officer and Member of the Group Executive Board. Robert Wolf remains Chairman of UBS Group Americas and president of the Investment Bank. All three are effective January 1, 2011.
As the Americas region is a key strategic priority for UBS, the firm has decided to separate the roles of CEO and Chairman. “Given the importance of the Americas region, which has the largest concentration of UBS employees and is the world’s largest wealth management market and investment banking fee pool, we decided to broaden our senior leadership team to provide the momentum necessary to develop key areas in the United States, Canada and Latin America,” said Oswald J. Grübel, Group Chief Executive Officer.
In his new role as Americas CEO, Lofts will work together with the Business Division heads toward achieving sustainable growth in the region with a focus on strategy, profitability and integration. Lofts assumes this role with his extensive knowledge of the complex regulatory environment in the financial industry, the Investment Bank and the Americas region. Lofts was appointed Group Chief Risk Officer in November 2008.
Miskovic was, most recently, Chief Risk Officer of State Street Corporation, as well as a member of that firm’s Operating Group and Chair of its Major Risk Committee. Immediately before that, she served as a member of the State Street Board of Directors. Prior to that, she held a number of senior positions with major financial institutions.
“Maureen’s extensive experience in risk management will build upon and enhance the solid foundation of the new risk organization of UBS. We look forward to her leadership in managing risk intelligently, thoughtfully and proactively,” said Oswald J. Grübel, Group Chief Executive Officer.
Miskovic will be based in Zurich and will report to Grübel.
Robert Wolf in his role as Chairman of UBS Group Americas and President of the Investment Bank will focus full-time on client relationships and business transactions in the Americas. Wolf has asked to step down from the GEB at the end of 2010. Wolf will continue to lead the firm’s efforts in public policy in Washington, D.C., as well as community affairs and diversity initiatives in the region. Wolf was appointed Chairman and CEO, UBS Group Americas and President Investment Bank in 2007.

UBS
UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions and manage CHF 2.2 trillion in invested assets.
UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 64,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: October 22, 2010